Exhibit 21.1

LIST OF SUBSIDIARIES

BioLight Life Sciences Ltd. has the following subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership
Micromedic Technologies Ltd.	Israel	48%
XL Vision Sciences Ltd.	Israel	100%
ViSci Ltd.*	Israel	97%
IOPtima Ltd.*	Israel	70%
DiagnosTear Ltd.*	Israel	75%
OphRx Ltd.*	Israel	40%
Allergica Ltd. (inactive)	Israel	100%
Zetiq Technologies Ltd.**	Israel	100%
Bio-Gen Ltd. (inactive)**	Israel	90%
BioMarCare Ltd. (inactive)**	Israel	34%
Bio-Mark Ltd. (inactive)**	Israel	90%
Bio-Med Technologies Ltd. (inactive)**	Israel	100%
Micro-Rap Ltd. (inactive)**	Israel	85%

* Ownership of referenced entity through XL Vision Sciences Ltd.

** Ownership of referenced entity through Micromedic Technologies Ltd.